Via Facsimile and U.S. Mail
Mail Stop 6010

September 21, 2006

Rory Nealon
Director/Chief Financial Officer
Trinity Biotech plc
IDA Business Park
Bray, CO. Wicklow, Ireland

Re: Trinity Biotech plc
Form 20-F for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File No. 000-22320

Dear Mr. Nealon:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating And Financial Review And Prospects, page 18

Critical Accounting Policies And Estimates, page 19

1. Consistent with Section V. of Financial Reporting Release 72, please provide us the following information, in disclosure-type format, about each of the estimates you have discussed:

- The amount of change in each estimate and its effect on the revenue recognized and/or profit before tax for each period presented or, that changes in the estimate have not been material; and,

- The effect of a reasonably likely change in each estimate as of the latest balance sheet date on revenue and/or profit before tax.

Liquidity And Capital Resources, page 27

Working Capital, page 28

2. Please provide us, in disclosure type format, a more prospective and robust discussion of known demands, commitments, trends and uncertainties on your liquidity and the expected mix and cost of your capital resources. Explain fluctuations in cash flows from operations as reported on the cash flow statement.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rory Nealon
Trinity Biotech plc
September 21, 2006
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant